TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

Date: February 28, 2023

Dear Sir / Madam,

Sub: Postal Ballot Notice – Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 ("SEBI LODR")

Further to the outcome of meeting of the Board of Directors of the Company dated January 12, 2023, please find enclosed copy of the postal ballot notice dated February 28, 2023 ("Postal Ballot Notice") to seek approval of the shareholders for appointment of Govind Vaidiram Iyer (DIN – 00169343), as an independent director. In terms of applicable exchange circulars he is not debarred from holding the office by virtue of any SEBI Order or any other authority.

In compliance with the provisions of the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021, 3/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022 issued by the Ministry of Corporate Affairs, Government of India (the "**MCA Circulars**"), this Notice is being sent only through electronic mode to those members whose e-mail addresses are registered with the Company/Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on **Friday, February 24, 2023 ("Cutoff date")**, seeking their approval as set out in the Postal Ballot Notice.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The remote e-voting will commence from **Thursday, March 2, 2023 (9:00 a.m. IST)** and shall end on **Friday, March 31, 2023 (5:00 p.m. IST)**. The results of the postal ballot will be announced on or before **Sunday, April 2, 2023**.

In accordance with the provisions of the MCA Circulars, the Company has arranged for the Members to register their e-mail addresses. Therefore, those Members who have not yet registered their e-mail addresses are requested to register their e-mail address by following the procedure set out in the notes to the Postal Ballot Notice.

The above information will be made available on the website of the Company at www.infosys.com.

This is for your information and records.

Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.02.28 16:04:01 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear member(s),

Notice is hereby given pursuant to the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021, 3/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022, issued by the Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India ("SS-2") and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolution appended below is proposed to appoint Govind Vaidiram Iyer (DIN – 00169343), as an Independent Director, be passed by the members of the Company (as on the Cut-off Date), through postal ballot (the "Postal Ballot") only by way of remote e-voting ("e-voting") process. An Explanatory Statement pertaining to the said resolution setting out the material facts and the reasons/rationale thereof form part of this Postal Ballot notice ("the Notice" or "the Postal Ballot Notice").

In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "LODR Regulations") and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the MCA Circulars, the manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. Accordingly, the postal ballot notice and instructions for e-voting are being sent only through electronic mode to those Members whose email address is registered with the Company / depository participant(s). The details of the procedure to cast the vote forms part of the 'Notes' to this Notice.

The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6347) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the Postal Ballot / e-voting process in a fair and transparent manner.

In compliance with the provisions of Section 108 and Section 110 of the Act read with Rule 20 and 22 of the Rules, Regulation 44 of the SEBI LODR Regulations, and SS-2, the Company is pleased to provide e-voting facility to its Members, to enable them to cast their votes electronically. The detailed procedure with respect to e-voting is mentioned in this Notice. The Company has engaged the services of National Securities Depository Limited ("NSDL") for facilitating e-voting. The Company has made necessary arrangements with KFin Technologies Limited, Registrar and Share Transfer Agent ("RTA") to enable the Members to register their e-mail address. Those Members who have not yet registered their e-mail address are requested to register the same by following the procedure set out in this Postal Ballot Notice.

Members desiring to exercise their vote through the e-voting process are requested to carefully read the instructions indicated in this Notice and record their assent (FOR) or dissent (AGAINST) by following the procedure as stated in the Notes forming part of the Notice not later than 5:00 p.m. (IST) on March 31, 2023. The e-voting facility will be disabled by NSDL immediately thereafter and will not be allowed beyond the said date and time.

The Scrutinizer will submit his report to the Chairman of the Company (the "Chairman") or any other person authorized by the Chairman, and the result of the voting by Postal Ballot will be announced not later than 48 hours from the conclusion of the e-voting. The result declared along with the Scrutinizer's report shall be communicated in the manner provided in this Postal Ballot Notice.

The last date of e-voting, i.e. March 31, 2023, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Resolution

Appointment of Govind Vaidiram Iyer (DIN: 00169343) as an Independent Director of the Company

To consider and if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, Schedule IV and other applicable provisions of the Companies Act, 2013 ("Act") read with the Rules framed thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("LODR Regulations") (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company, approvals and recommendation of the Nomination and Remuneration Committee and that of the Board of Directors, Govind Vaidiram Iyer (DIN: 00169343), who was appointed as an Additional Director in the capacity of an Independent Director with effect from January 12, 2023, who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the SEBI LODR Regulations and in respect of whom the Company has received a notice in writing from a member under Section 160(1) of the Act, be and is hereby appointed as an Independent Director of the Company for a period of five years till January 11, 2028, and that he shall not be liable to retire by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to or any other Officer(s) / Authorized Representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Registered office:
Infosys Limited, Electronics City, Hosur Road
Bengaluru 560 100, India
CIN: L85110KA1981PLC013115

by order of the Board of Directors
for Infosys Limited

Bengaluru
February 28, 2023

Sd/-
A. G. S. Manikantha
Company Secretary

Notes:

1. The explanatory statement pursuant to Section 102 read with Section 110 of the Act stating all material facts and the reason/ rationale for the proposal is annexed herewith.
2. This Postal Ballot Notice is being sent to the members whose names appear on the register of members / list of beneficial owners as received from the National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL") and whose email address is registered with the Company / depository participant(s), as on February 24, 2023 ("Cut-off Date"). A person who is not a member as on the Cut-off Date should treat this Postal Ballot Notice for informational purposes only. In compliance with Regulation 44 of the LODR Regulations and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the MCA Circulars, the manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. Accordingly, physical copy of the Notice along with Postal Ballot Form and pre-paid business reply envelope are not being sent to the Members for this Postal Ballot. The communication of the assent or dissent of the Members would only take place through the e-voting system.
3. In connection with the dispatch of this Postal Ballot Notice to the ADS holders, the Depositary has established March 3, 2023 ("ADS postal ballot cut-off date") as the cut-off date for determining those registered ADS holders entitled to receive the postal ballot materials and provide it with voting instructions on the postal ballot resolution. It is anticipated that the Depositary will utilize this Postal Ballot Notice in creating its own voting instruction form for registered holders of American Depositary Receipts ("ADRs") evidencing ADSs. The mailing agents for participants within The Depository Trust Company should base the form sent to their clients on the form prepared by the Depositary when mailing to beneficial holders of ADSs.
4. The resolution, if passed by the requisite majority through Postal Ballot, will be deemed to have been passed on the last date specified for voting i.e., March 31, 2023. Further, resolution passed by the members through postal ballot are deemed to have been passed as if they are passed at a General Meeting of the Members.
5. The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny of the e-voting, and the result of the e-voting by Postal Ballot will be announced not later than 48 hours from the conclusion of e-voting and will also be displayed on the Company website https://www.infosys.com, on the website of NSDL www.evoting.nsdl.com, and communicated to the stock exchanges and RTA.

6. All material documents referred to in the explanatory statement will be available for inspection at the Registered Office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by e-voting. Alternately, Members may also send their requests to investors@infosys.com or einward.ris@kfintech.com from their registered e-mail address mentioning their names, folio numbers, DP ID and Client ID during the voting period of the postal ballot.
7. In accordance with the MCA Circulars, the Members are requested to take note of the following:

   Members holding shares of the Company in electronic form can verify/update their email address and mobile number with their respective DPs. Members can also temporarily update their email address and mobile number with RTA, by following the procedure given below:
   - Visit the link: https://ris.kfintech.com/clientservices/mobilereg/mobileemailreg.aspx
   - Select the company name: Infosys Limited
   - Enter DP ID & client ID (in case shares are held in electronic form)/physical folio no. (in case shares are held in physical form) and Permanent Account Number ("PAN")
   - In case of shares which are held in physical form, if PAN is not available in the records, please enter any one of the share certificate numbers in respect of the shares held by you.
   - Enter the email address and mobile number.
   - System will check the authenticity of the DP ID & client ID/physical folio no. and PAN/ share certificate number, as the case may be and send the one-time password ("OTP") to the said mobile number and email address for validation.
   - Enter the OTP received by SMS and email to complete the validation process. (Please note that the OTP will be valid for 5 minutes only).
   - In case the shares are held in physical form and PAN is not available, the system will prompt you to upload the self-attested copy of your PAN.
   - System will confirm the email address for the limited purpose of serving this Postal Ballot Notice and the e-voting instructions along with the user ID and password.

   Alternatively, Members may send an email request to einward.ris@kfintech.com along with the scanned copy of their request letter duly signed by the Member (first member if held jointly), providing the email address, mobile number, self-attested copy of PAN and client master copy in case shares are held in electronic form or copy of the share certificate in case shares are held in physical form, to enable RTA to temporarily register their email address and mobile number. However, Members holding shares in electronic form, will have to once again register their email address and mobile number with their DPs, to permanently update the said information.

   In case of any queries, in this regard, Members are requested to write to einward.ris@kfintech.com or contact RTA at toll free number: 1800-309-4001
8. We urge Members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in Demat mode, who have not registered their email addresses are requested to register their email addresses with their respective DP, and Members holding shares in physical mode are requested to update their email addresses with the Company's RTA at einward.ris@kfintech.com. Members may follow the process detailed below for registration of email ID:

Type of Holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500032.	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR - 1
	Update of signature of securities holder	Form ISR - 2
	For nomination as provided in the Rules 19 (1) of Companies (Share capital and debenture) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of Nominee	Form SH-14
	Form for requesting issue of Duplicate Certificate and other service requests for shares / debentures / bonds, etc., held in physical form	ISR 4
	The forms for updating the above details are available at https://www.infosys.com/investors/shareholder-services/investors-service.html	
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

9. SEBI has mandated the submission of PAN, KYC details and nomination by holders of physical securities by March 31, 2023 and linking PAN with Aadhaar by March 31, 2022 vide its circular dated November 3, 2021 and December 14, 2021. Shareholders are requested to submit their PAN, KYC and nomination details to the Company's registrars KFin Technologies Limited at einward.ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html.

Members holding shares in electronic form are therefore, requested to submit their PAN to their depository participant(s). In case a holder of physical securities fails to furnish these details or link their PAN with Aadhaar before the due date, RTA is obligated to freeze such folios. The securities in the frozen folios shall be eligible to receive payments (including dividend) and lodge grievances only after furnishing the complete documents. If the securities continue to remain frozen as on December 31, 2025, the RTA / the Company shall refer such securities to the administering authority under the Benami Transactions (Prohibitions) Act, 1988, and / or the Prevention of Money Laundering Act, 2002.

E-voting:

(a) In compliance with Regulation 44 of the Listing Regulations and Section 108 of the Companies Act, 2013, read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, as amended and the relevant MCA Circulars, the Company is pleased to provide facility of e-voting to enable its Members to cast their votes electronically in respect of the resolution as set out in this Postal Ballot Notice.

(b) The e-voting period commences from March 2, 2023 (9.00 a.m. IST) and ends on March 31, 2023, (5.00 p.m IST). The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period. Once the vote on the resolution is cast by the Member, he/she shall not be allowed to change it subsequently.

(c) The voting rights of the Members shall be in proportion of their shareholding to the total issued and paid-up equity share capital of the Company as on the Cut-off Date i.e. February 24, 2023.

(d) Members holding shares either in physical form or dematerialized form, as on the Cut-off Date i.e. February 24, 2023, (including those Members who may not receive this Postal Ballot Notice due to non-registration of their email address with RTA or the DPs, as aforesaid) can cast their votes electronically, in respect of the resolution as set out in this Postal Ballot Notice only through the e-voting.

The instructions for e-voting are as follows:

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to the NSDL e-voting system

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: Access to the NSDL e-voting system

(A) Login method for e-voting and voting for individual shareholders holding securities in demat mode

In terms of the SEBI circular dated December 9, 2020 on the e-voting facility provided by listed companies and as part of increasing the efficiency of the voting process, the e-voting process has been enabled to all individual shareholders holding securities in demat mode to vote through their demat account maintained with depositories and depository participants. Shareholders are advised to update their mobile number and email ID in their demat accounts to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of Shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	**I.NSDL IDeAS Facility** If you are already registered for the NSDL IDeAS facility, 1. Please visit the e-Services website of NSDL. Open the web browser by typing the following URL: https://eservices.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-Services is launched, click on the "Beneficial Owner" icon under "Login", available under the "IDeAS" section. 3. A new screen will open. You will have to enter your user ID and password. After successful authentication, you will be able to see e-voting services. 4. Click on "Access to e-voting" under e-voting services and you will be able to see the e-voting page. 5. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the NSDL e-voting website for casting your vote during the e-voting period or voting during the meeting. **If the user is not registered for IDeAS e-Services,** 1. The option to register is available at https://eservices.nsdl.com. 2. Select "Register Online for IDeAS" or click on https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp 3. Upon successful registration, please follow steps given in points 1-5 above. **II. E-voting website of NSDL** 1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-voting system is launched, click on the "Login" icon, available under the "Shareholder / Member" section. 3. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password / OTP and a verification code as shown on the screen. 4. After successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the e-voting period. 5. Shareholders / Members can also download NSDL Mobile App 'NSDL Speede' facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play

Type of Shareholders	Login method
Individual shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi /Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then use your existing my easi username & password.
	2. After successful login the Easi / Easiest user will be able to see the e-voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the e-voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-voting Service Providers, so that the user can visit the e-voting service providers' website directly.
	3. If the user is not registered for Easi / Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.
	4. Alternatively, the user can directly access e-voting page by providing Demat Account Number and PAN No. from a e-voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-voting option where the evoting is in progress and also able to directly access the system of all e-voting Service Providers.
Individual shareholders (holding securities in demat mode) logging in through their depository participants	1. You can also log in using the login credentials of your demat account through your depository participant registered with NSDL / CDSL for the e-voting facility.
	2. Once logged in, you will be able to see the e-voting option. Once you click on the e-voting option, you will be redirected to the NSDL / CDSL depository site after successful authentication, wherein you can see the e-voting feature.
	3. Click on the options available against company name or e-voting service provider-NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the e-voting period or voting during the meeting.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL.

Login Type	Helpdesk Details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call the number: 022 - 4886 7000 and 022 - 2499 7000
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free number: 1800 22 55 33

(B) Login method for e-voting other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

1. Visit the e-voting website of NSDL. Open the web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile phone.
2. Once the homepage of the e-voting system is launched, click on the icon 'Login', available under 'Shareholder / Member'.
3. A new screen will open. You will have to enter your User ID, Password / OTP and a verification code as shown on the screen.
4. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically on NSDL e-voting system.
5. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
(a) For Members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
(b) For Members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
(c) For Members holding shares in physical form	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 123573, then your User ID is 123573001***

6. Password details for shareholders other than individual shareholders are given below:

(a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.

(b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.

(c) How to retrieve your 'initial password'?

If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

7. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:

(a) Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

(b) Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.

(c) If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / Folio Number, your PAN, your name and your registered address.

(d) Members can also use the OTP (One Time Password)-based login for casting their vote on the e-voting system of NSDL.

8. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.

9. Now, you will have to click on the 'Login' button.

10. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system.

1. After successfully logging in following Step 1, you will be able to see the EVEN of all companies in which you hold shares and whose voting cycle is in active status.
2. Select the EVEN of Infosys Limited, which is 123573
3. Now you are ready for e-voting as the voting page opens.
4. Cast your vote by selecting the appropriate options i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on the 'Submit' and 'Confirm' buttons when prompted.
5. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
6. You can also take a printout of the votes cast by you by clicking on the 'Print' option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for procuring user ID and password for e-voting for those shareholders whose email IDs are not registered with the depositories / Company

1. Shareholders may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting.
2. If shares are held in physical mode, please provide Folio Number, name of Member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), Aadhaar (self-attested scanned copy of Aadhaar Card)
3. In case shares are held in demat mode, please provide DP ID and Client ID (16-digit DP ID + Client ID or 16-digit beneficiary ID), name of Member, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), Aadhaar (self attested scanned copy of Aadhaar Card).
4. If you are an individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-voting and voting during the meeting for individual shareholders holding securities in demat mode.

General guidelines for e-voting

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.
2. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and the e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com or call the number: 022 - 4886 7000 and 022 - 2499 7000, or send a request to evoting@nsdl.co.in, or contact Amit Vishal, Assistant Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.co.in to get your grievances on e-voting addressed.

Information at a glance:

Particulars	Notes
Cut-off Date to determine eligible numbers to vote on the resolution	Friday, February 24, 2023
Voting start time and date	9.00 a.m. IST, Thursday, March 2, 2023
Voting end time and date	5.00 p.m. IST, Friday, March 31, 2023
Date on which the resolution is deemed to be passed	Last date of voting i.e. Friday, March 31, 2023
Name, address and contact details of Registrar and Share Transfer Agent.	Contact name: Shobha Anand *Deputy Vice President* Kfin Technologies Limited Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500 032 Contact details: shobha.anand@kfintech.com; einward.ris@kfintech.com Contact number – 1800-309-4001
Name, address and contact details of e-voting service provider	Contact name: Amit Vishal *Assistant Vice President* Pallavi Mhatre *Senior Manager* National Securities Depository Limited 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400013, India Contact details: evoting@nsdl.co.in; Contact number- 022 - 4886 7000 and 022 - 2499 7000
NSDL e-voting website address	https://www.evoting.nsdl.com/

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Pursuant to Section 161 of the Companies Act, 2013, the Board at its meeting held on January 12, 2023, appointed Govind Vaidiram Iyer ("Mr. Iyer") as an Additional Director in the capacity of Independent Director of the Company for a term of five (5) years with effect from January 12, 2023 to January 11, 2028 (both days inclusive) subject to the approval of the shareholders through special resolution.

The Company has received:

(i)	consent in writing from Mr. Iyer to act as Director in Form DIR 2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ('Appointment Rules'),
(ii)	intimation in Form DIR 8 in terms of the Appointment Rules from Mr. Iyer to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and
(iii)	a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act and under LODR Regulations.
(iv)	Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/CML/2018/24 dated June 20, 2018 that he has not been debarred from holding office of a Director by virtue of any Order passed by the Securities and Exchange Board of India or any other such authority.
(v)	A notice in writing by a member proposing his candidature under Section 160(1) of the Act.

The Nomination and Remuneration Committee ("NRC") had previously finalized the desired attributes for the selection of the Independent Director(s). Basis those attributes, the NRC recommended the candidature of Mr. Iyer.

In the opinion of the Board, Mr. Iyer fulfils the conditions for independence specified in the Act, the Rules made thereunder and the LODR Regulations and such other laws / regulations for the time being in force, to the extent applicable to the Company. The Board noted that Mr. Iyer's skills, background and experience are aligned to the role and capabilities identified by the NRC and that Mr. Iyer is eligible for appointment as an Independent Director. The Board was satisfied that the appointment of Mr. Iyer is justified due to the following reasons:

- Mr. Iyer has extensive experience in steering global leadership advisory firms.
- His deep knowledge and expertise in Business and Risk Management, strategy, governance, marketing, environment and sustainability.
- His experience of serving on the advisory Boards of various international business schools
- His standing as a leader in the corporate world.

Further, Mr. Iyer has confirmed that he is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact his ability to discharge his duties as an Independent Director of the Company. Mr. Iyer has confirmed that he is in compliance with Rules 6(1) and 6(2) of the Companies (Appointment and Qualification of Directors) Rules, 2014, with respect to his registration with the data bank of Independent Directors maintained by the Indian Institute of Corporate Affairs. Further Mr. Iyer has confirmed that, he had not been a partner of a firm that had transactions during last three financial years with Infosys Limited or its subsidiaries amounting to ten percent or more of its gross turnover.

A copy of the draft letter for the appointment of Mr. Iyer as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to Friday, March 31, 2023.

The resolution seeks the approval of members for the appointment of Mr. Iyer as an Independent Director of the Company from January 12, 2023 to January 11, 2028 (both days inclusive) pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and he shall not be liable to retire by rotation.

All the material documents referred to in the Notice and Explanatory Statement such as the appointment letter, statutory forms etc. are available for inspection without any fee by the members at the Company's registered office during normal business hours on working days from the date of dispatch of the notice up to the last date of voting, i.e. Friday, March 31, 2023.

The profile and specific areas of expertise of Mr. Iyer and other relevant information as required under SEBI LODR Regulations and SS-2 are provided as annexure.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulation 17 of the LODR Regulations, the approval of the Members is sought for the appointment of Mr. Iyer as Independent Director of the Company, as a special resolution as set out above.

No director, key managerial personnel or their relatives except Mr. Iyer to whom the resolution relates is interested in or concerned with the resolution.

The Board recommends the special resolution set forth in this notice for the approval of Members.

Registered office:
Infosys Limited, Electronics City, Hosur Road
Bengaluru 560 100, India
CIN: L85110KA1981PLC013115

by order of the Board of Directors
for Infosys Limited

Bengaluru
February 28, 2023

Sd/-
A. G. S. Manikantha
Company Secretary

Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards



Govind Vaidiram Iyer
Independent Director

Govind Vaidiram Iyer retired as a Partner at Egon Zehnder (a Global leadership advisory Firm). Prior to joining Egon Zehnder, Govind worked at Procter & Gamble, Coca-Cola, and Heinz. Govind has served on the Wharton Executive Education Advisory Board and is an active University of Pennsylvania alumnus. He has served on the Advisory Board of Asian Venture Philanthropy Network (AVPN). He is a founding board member and Chairperson of Social Venture Partners in India, is a board member at GIVE India, and is a #LivingmyPromise signatory. Govind has a Bachelor of Engineering degree from Regional Engineering College, Trichy, and an MBA from The Wharton School, University of Pennsylvania.

Age - 60 years

DIN - 00169343

Nature of expertise in specific functional areas - Leadership, Governance, Marketing, Risk and Business Management, CSR, environment and sustainability

Inter-se relationships with directors and key managerial personnel - Nil

Listed companies (other than Infosys Group) in which Govind Vaidiram Iyer holds directorship and committee membership - Nil

Shareholding in the Company - 991 shares

Key terms and conditions of appointment - As per the resolution of this Notice read with the explanatory statement thereto

Remuneration proposed to be paid - Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent Directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at 34th AGM.The detailed criteria is available in the Nomination and Remuneration Policy of the Company. The Policy can be accessed from https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Date of first appointment on Board, last drawn remuneration and number of Board meetings attended - It is proposed to appoint Govind Vaidiram Iyer as Director for his first term on the Board and hence, these details are not applicable.

Membership (other than Infosys group) in the Board committees - Nil

Listed Entities from which Govind has resigned as Director in past 3 years - Nil

Skills and capabilities required for the role and the manner in which Govind meets such requirements – please refer to the explanatory statement

Notes

Infosys®
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